EXHIBIT 11-1
THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS
Earnings Per Share of Common Stock and Common Stock Equivalents
($ and shares in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006

Net income applicable to common stock	$24,375	$18,098	$44,047	$33,623

Average number of common shares outstanding	16,786	16,668	16,771	16,654

Net income per share — Basic	$1.45	$1.09	$2.63	$2.02

Average number of common shares outstanding	16,786	16,668	16,771	16,654
Add: Assumed exercise of stock options and vesting of stock grants	133	123	176	185

Common and common equivalent shares outstanding	16,919	16,791	16,947	16,839

Net income per share — Diluted	$1.44	$1.08	$2.60	$2.00